Exhibit 12.1

BlackRock, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(dollars in thousands)

	Year ended December 31,					Nine Months ended September 30,
	2001	2002	2003	2004	2005	2006
Pre-tax income	$180,991	$223,948	$250,902	$200,438	$375,755	$245,536
Add: Fixed charges	3,215	4,726	5,211	5,590	15,236	12,914
Distributions from equity investees	—	1,008	3,144	2,276	—	820
Less: Income from equity investees	(687)	(2,098)	(4,912)	(2,549)	(11,526)	(2,413)

Pre-tax income before fixed charges	$183,519	$227,584	$254,345	$205,755	$379,465	$256,857

Fixed charges:
Interest	$761	$683	$720	$835	$7,924	$6,021
Portion of rent representative of interest	2,454	4,043	4,491	4,755	7,312	6,893

Total fixed charges	$3,215	$4,726	$5,211	$5,590	$15,236	$12,914

Ratio of earnings to fixed charges	57.09	48.15	48.81	36.81	24.91	19.89